Filed by First Citizens BancShares, Inc.
(Commission File No.: 001-16715)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: First Citizens Bancorporation, Inc.

Commission File No. for Registration Statement
on Form S-4 filed by First Citizens BancShares, Inc.: 333-197474

The following is a story posted to the First Citizens BancShares intranet:

Next Level Post-Merger Leadership Announced

The post-merger Executive Leadership Team (ELT) has announced the next level of management that will direct the sales and corporate functions responsible for executing our company’s strategies. Three new leadership teams will be comprised primarily of executives from within the two banks proposing to merge.

The post-merger Executive Leadership Team (ELT) has announced the next level of management.

The post-merger Executive Leadership Team (ELT) has announced the next level of management that will direct the sales and corporate functions responsible for executing our company’s strategies.

Three new leadership teams will be comprised primarily of executives from within the two banks proposing to merge: our company — First Citizens Bank (FCB-NC) — and First Citizens Bank and Trust Company, which we commonly refer to as First Citizens Bank of South Carolina (FCB-SC).

“It is critical that we have the right individuals in place to lead our combined larger and stronger company, and I have the utmost confidence in these accomplished executives,” said Chairman Frank Holding.

The three new leadership teams under the ELT are the:

•	Corporate Leadership Team (CLT)
•	Senior Leadership Team (SLT)
•	Sales Management Leadership Team (SMLT)

The Corporate Leadership Team (CLT)

Members of the CLT will report directly to the ELT. They will direct corporate functions with specific regulatory expectations and requirements. The team will have corporate decision-making authority as delegated by the ELT and the corporate board.

The Senior Leadership Team (SLT)

Members of the SLT will report to either the ELT or CLT. Some SLT members will manage multiple divisions with specific regulatory expectations and requirements, while others will manage key headquarters divisions with no specific regulatory expectations or requirements.

Not all of the SLT leaders have been officially named yet.

The Sales Management Leadership team (SMLT)

Members of the SMLT will report directly to the ELT. They will manage regional field sales associates or large sales lines of business.

Leadership Team Members

This PDF visually depicts the structure of the post-merger leadership teams and identifies the members (again, with the exception of some SLT members who will be named as we continue with transition planning).

To the fullest extent possible, leadership team members will assume their full roles at the time of the merger, but are beginning to communicate and strategize with the ELT. They will also begin working with their respective teams on transition and post-merger operation plans.

A Few Things to Note

Here are a few things that help explain some of the leadership changes shown on the PDF:

•	Blake Coules, recently of Vantage South Bank, will join the merged company as Chief Risk Officer.

•	The areas in the current Central Region will be redistributed Aug. 4. The Cumberland Area will become part of the East Region, the Forsyth and Guilford areas will become part of the West Region. The Metro and Triangle areas and Regional Business Executive Phil Hains will continue to report directly to Jeff Ward until the merger has been completed — at that time, they will report to Peter Bristow, who will have assumed the role of President and Corporate Sales Executive. Management will communicate more about roles and functions that support multiple impacted areas as decisions are made.

•	The combined bank’s primary mortgage operations will be based in Columbia, S.C. FCB-NC’s mortgage function in Hendersonville, N.C., will continue to operate through a transition period beyond the merger, during which its organizational structure will remain the same. During the transition, management will consider a variety of options for future structure.

•	Current Bank Operations Manager Denton Lee will retire from FCB-NC in late 2015. At the time of merger, FCB-SC’s Toby Goodlett will become Chief Bank Operations Officer and Lee will assume a new role as Manager, Operations Transition for the merger, reporting directly to Ed Willingham.

•	Brendan Chambers, Commercial Executive for FCB-SC, will continue in this role post-merger. Between now and then, he will also supervise FCB-SC’s Georgia market presence.

•	At time of merger, FCB-SC’s Will Brown will assume the role of Manager, Credit Transition, reporting directly to Ed Willingham.

As We Move Forward

“We are headed into what we believe will be a very bright future for the merged bank,” Holding said. “Identifying the various leadership teams is a good step forward in our transition. Thank you for your support as we continue on this journey that we are confident will help us better serve our customers and achieve our goals.”

This information may contain forward-looking statements. Factors that could cause actual results to differ materially from those expressed in such forward-looking statements include the ability to obtain regulatory approvals and meet other closing conditions in the merger agreement, including shareholder approval of each party, on the expected terms and schedule, delay in closing the merger, difficulties and delays in integrating the businesses of the companies or fully realizing cost savings and other benefits of the merger, changes in interest rates and capital markets and other factors detailed in First Citizens BancShares’ filings with the SEC.

In connection with the proposed merger, on July 17, 2014, First Citizens BancShares filed with the U.S. Securities and Exchange Commission (the “SEC”) a Form S-4 Registration Statement, containing a Joint Proxy Statement for First Citizens BancShares and First Citizens Bancorporation, a prospectus relating to First Citizens BancShares’ Common Stock and other documents relevant to the proposed transaction. The Registration Statement has not yet become effective. After the Registration Statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of First Citizens BancShares and First Citizens Bancorporation. Shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, as they will contain important information about the proposed transaction.

Free copies of the Joint Proxy Statement/Prospectus, as well as other filings containing information about First Citizens BancShares, may be obtained at the SEC’s Internet site (www.sec.gov). These documents are also available, free of charge, from both First Citizens BancShares and First Citizens Bancorporation:

• First Citizens BancShares – Visit the website at https://www.firstcitizens.com/meet-first-citizens/corporate-information/ and click on the words “Corporate Filings” or direct a request to Proxy Request, Post Office Box 27131, Raleigh, N.C. 27611-7131 or call 919.716.7711.

• First Citizens Bancorporation – Visit the website at https://www.firstcitizensonline.com/about/financial/index.html, or direct a request to Proxy Request/Corporate Secretary, 1230 Main St., Columbia, S.C. 29201 or call 803.931.1320.

First Citizens BancShares and First Citizens Bancorporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about the executive officers and directors of First Citizens BancShares is set forth in the proxy statement for the 2014 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 17, 2014. Information about the executive officers and directors of First Citizens Bancorporation is set forth in the Joint Proxy Statement/Prospectus that is part of the Registration Statement referred to above. These documents can be obtained free of charge from the sources indicated above.

The information on First Citizens Bancorporation’s website is not, and shall not be deemed to be, a part of the website of First Citizens BancShares or incorporated into any of its filings with the SEC.